UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Arno Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
042564203
(CUSIP Number)
Steven B. Ruchefsky Commercial Street Capital LLC c/o Hewlett Bay Associates LLC 800 Westchester Ave, Suite S-414 Rye Brook, New York 10573 (914) 251-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042564203

1		names of reporting persons
Steven B. Ruchefsky
2	check the appropriate box if a member of a group (see instructions)	(a) ☐
(b) ☐
3		sec use only

4		source of funds (see instructions)
AF, PF
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6		citizenship or place of organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
386,010 (a)
	8	shared voting power
7,776,737 (b) (c)
	9	sole dispositive power
386,010 (a)
	10	shared dispositive power
7,776,737 (b) (c)

11	aggregate amount beneficially owned by each reporting person
8,162,747
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
15.8% (d)
14	type of reporting person (see instructions)
IN

(a)	Mr. Ruchefsky is a director of the Issuer. These shares represent Common Stock issuable to Mr. Ruchefsky pursuant to stock options that are exercisable within 60 days of this Schedule. As a director designated by CSC, Mr. Ruchefsky is required to hold any equity compensation received in such capacity for the benefit of CSC. Accordingly, CSC may be deemed to share voting and dispositive control over the shares of Common Stock issuable to Mr. Ruchefsky pursuant to such stock options.

(b)	These shares are held by Commercial Street Capital LLC (“CSC”), of which Mr. Ruchefsky is a co-managing member and, as such, may be deemed to share voting and dispositive control over such shares.

(c)	The shares represent (i) 4,472,905 shares of Common Stock held by CSC, and (ii) 3,303,832 shares of Common Stock issuable upon the exercise of warrants held by CSC.

(d)	The percentage set forth in Row 13 is based on 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

CUSIP No. 042564203

1		names of reporting persons
Commercial Street Capital LLC
2	check the appropriate box if a member of a group (see instructions)	(a) ☐
(b) ☐
3		sec use only

4		source of funds (see instructions)
WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6		citizenship or place of organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
7,776,737 (c) (e)
	8	shared voting power
386,010 (a)
	9	sole dispositive power
7,776,737 (c) (e)
	10	shared dispositive power
386,010 (a)

11	aggregate amount beneficially owned by each reporting person
8,162,747 (a) (c) (e)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
15.8% (d)
14	type of reporting person (see instructions)
PN

(e)	CSC has sole voting and dispositive control over 7,776,737 shares of Common Stock, except that Mr. Ruchefsky and S. Donald Sussman are co-managing members of CSC and, as such, each may be deemed to share dispositive and voting power over such shares.

CUSIP No. 042564203

1		names of reporting persons
S. Donald Sussman
2	check the appropriate box if a member of a group (see instructions)	(a) ☐
(b) ☐
3		sec use only

4		source of funds (see instructions)
AF, PF
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6		citizenship or place of organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
1,071,427 (f)
	8	shared voting power
8,162,747 (a) (c) (g)
	9	sole dispositive power
1,071,427 (f)
	10	shared dispositive power
8,162,747 (a) (c) (g)

11	aggregate amount beneficially owned by each reporting person
9,234,174
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
17.7% (d)
14	type of reporting person (see instructions)
IN

(f)	These shares are held directly by Mr. Sussman and are comprised of (i) 714,285 shares of Common Stock and (ii) 357,142 shares of Common Stock issuable upon the exercise of a warrant.

(g)	These shares are held by or for the benefit of CSC, of which Mr. Sussman is a co-managing member and, as such, may be deemed to share voting and dispositive control over such shares.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.0001 (the “Common Stock”), of Arno Therapeutics, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 200 Route 31 North, Suite 104, Flemington, New Jersey 08822.

Item 2.	Identity and Background.

(a)-(c), (f)

This Statement is being filed by each of:

(1)	Steven B. Ruchefsky, an individual (“SBR”);

(2)	Commercial Street Capital LLC, a Delaware limited liability company (“CSC”); and

(3)	S. Donald Sussman, an individual (“SDS” and together with SBR and CSC, the “Reporting Persons”).

SBR and SDS are each co-managing members of CSC. The business address of each Reporting Person is 800 Westchester Avenue, Suite S-414, Rye Brook, New York 10573.

The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit A to this Schedule, pursuant to which the Reporting Persons agreed to file this Schedule and any amendments hereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration. The Reporting Persons acquired the securities to which this Schedule relates in connection with the following transactions (all share and per share data have been adjusted to reflect the 1:8 combination of the Common Stock on October 29, 2013):

2010 Private Placement: On September 3, 2010, the Issuer entered into a Securities Purchase and Registration Rights Agreement (the “2010 Purchase Agreement”) with CSC and certain other purchasers identified therein. Pursuant to such agreement, CSC purchased directly from the Issuer in a private placement (i) 2,200,000 shares of the Issuer’s Series A Convertible Preferred Stock, (ii) a 2010 Class A Warrant to purchase 22,000 shares of Common Stock (the “Class A Warrant”), and (iii) a 2010 Class B Warrant to purchase 115,500 shares of Common Stock (the “Class B Warrant”). The total cash purchase price paid by CSC for such securities was $2,200,000. The Series A Preferred Stock issued to CSC automatically converted into an aggregate of 280,763 shares of Common Stock on February 9, 2011. The Class A Warrant expired unexercised on March 10, 2013 and the Class B Warrant expired unexercised on September 10, 2015. In accordance with the terms of the 2010 Purchase Agreement, the Issuer granted to CSC the right to designate one person to the Issuer’s board of directors for as long as CSC holds at least 50% of the shares purchased under such agreement, pursuant to which CSC has designated SBR.

2012 Private Placement: On November 26, 2012, the Issuer, CSC and certain other purchasers entered into a Securities Purchase Agreement (the “2012 Purchase Agreement”) pursuant to which CSC purchased from the Issuer in a private placement (i) an 8% Convertible Debenture in the principal amount of $1,250,000 (the “Debenture”), which was convertible into 520,833 shares of Common Stock at a conversion price of $2.40 per share, (ii) a 2012 Series A Warrant to purchase, at an initial exercise price of $4.00 per share, a total of 520,833 shares of Common Stock (the “Series A Warrant”), and (iii) a 2012 Series B Warrant to purchase, at an initial exercise price of $2.40 per share, a total of 520,833 shares of Common Stock (the “Series B Warrant”). The aggregate cash purchase price paid by CSC for such securities was $1,250,000. The Series B Warrant expired unexercised on December 31, 2014. In conjunction with the 2012 Purchase Agreement, the Issuer, CSC and the other parties to the 2012 Purchase Agreement also entered into a Registration Rights Agreement (the “2012 Registration Rights Agreement”) pursuant to which the Issuer agreed to register the resale of the shares of Common Stock underlying the Debentures, Series A Warrants and Series B Warrants purchased by CSC and such other purchasers under the Securities Act of 1933, as amended (the “Securities Act”).

2013 Issuance of Liquidated Damages Shares: In accordance with the 2012 Registration Rights Agreement, on March 27, 2013, April 26, 2013 and May 28, 2013, the Issuer issued to CSC 10,416, 10,416 and 10,069 shares of Common Stock, respectively (an aggregate of 30,901 shares) in satisfaction of approximately $74,162 in liquidated damages under such agreement.

October 2013 Private Placement: On October 29, 2013, the Issuer, CSC and certain other purchasers entered into a Securities Purchase Agreement (the “2013 Purchase Agreement”). Pursuant to the 2013 Purchase Agreement, CSC purchased from the Issuer in a private placement (i) 687,500 shares of Common Stock, (ii) a 2013 Series D Warrant to purchase, at an exercise price of $4.00 per share, 687,500 shares of Common Stock (the “Series D Warrant”), and (iii) a 2013 Series E Warrant to purchase, at an exercise price of $2.40 per share, 687,500 shares of Common Stock (the “Series E Warrant”). The aggregate cash purchase price paid by CSC for such securities was $1,650,000. In addition, the Issuer and each holder of 2012 Debentures, including CSC, entered into a Conversion Agreement on October 29, 2013 pursuant to which all principal and accrued and unpaid interest outstanding under the 2012 Debentures were converted into shares of Common Stock. In connection with such Conversion Agreement, the Issuer issued to CSC an aggregate of 597,106 shares of Common Stock in full satisfaction of the Debenture. Further, pursuant to anti-dilution provisions contained in the Series A Warrant and as a result of the issuances pursuant to the 2013 Purchase Agreement, the aggregate number of shares of Common Stock issuable upon exercise of the Series A Warrant held by CSC increased to 868,055 shares and the exercise price thereof was reduced to $2.40 per share. The Series E Warrant expired unexercised on December 31, 2014. In conjunction with the 2013 Purchase Agreement, the Issuer, CSC and the other parties to the 2013 Purchase Agreement also entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register the resale of the shares of Common Stock purchased by CSC and such other purchasers (including the shares issuable upon exercise of the Series D and Series E Warrants) under the Securities Act.

January 2016 Private Placement: On October 21, 2015, the Issuer entered into a Convertible Note Purchase Agreement with CSC and certain other lenders pursuant to which it sold an aggregate principal amount of $2,100,000 of Unsecured Convertible Promissory Notes (the “Notes”) for an aggregate original issue price of $2,100,000. CSC purchased a Note having a principal amount of $500,000. The Notes had a maturity date of October 21, 2016, accrued interest at the rate of six percent per annum and automatically converted into securities issued by the Issuer in a subsequent equity financing pursuant to terms described in the Note. On January 12, 2016, the Issuer, CSC and certain other purchasers entered into a Stock Purchase Agreement relating to a private placement of Common Stock (the “January 2016 Purchase Agreement”). Pursuant to such agreement, all principal and accrued and unpaid interest outstanding under the Note held by CSC converted into 1,448,062 shares of Common Stock and CSC purchased for cash consideration 1,428,571 shares of Common Stock, in each case, at a price of $0.35 per share (for an aggregate of 2,876,633 shares). The total cash purchase price paid by CSC for the Note and such shares of Common Stock purchased for cash consideration was $1,000,000. In addition, as a result of the issuances pursuant to the January 2016 Purchase Agreement, (i) the number of shares of Common Stock subject to the Series A Warrant held by CSC increased to 1,531,861 shares and the exercise price decreased to $1.36 per share, and (ii) the number of shares of Common Stock subject to the Series D Warrant held by CSC increased to 1,285,046 shares and the exercise price decreased to $2.14 per share, both in accordance with the anti-dilution adjustment provisions of such warrants. In conjunction with the January 2016 Purchase Agreement, the Issuer, CSC and the other parties to the January 2016 Purchase Agreement also entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register the resale of the shares of Common Stock purchased by CSC and such other purchasers under the Securities Act.

August 2016 Private Placement: On August 15, 2016, the Issuer entered into a Securities Purchase Agreement (the “August 2016 Purchase Agreement”) with SDS and certain other purchasers identified therein pursuant to which SDS purchased from the Issuer in a private placement 714,285 shares of Common Stock and a 2016 Series F Warrant to purchase, at an exercise price of $0.4375 per share, 357,142 shares of Common Stock (the “Series F Warrant”). The aggregate cash purchase price paid by SDS for such shares of Common Stock and the Series F Warrant was $250,000. As a result of the sale of the Common Stock and warrants pursuant to the August 2016 Purchase Agreement, the (i) the number of shares of Common Stock subject to the Series A Warrant held by CSC increased to 1,780,625 shares and the exercise price decreased to $1.17 per share, and (ii) the number of shares of Common Stock subject to the Series D Warrant held by CSC increased to 1,523,207 shares and the exercise price decreased to $1.81 per share, in both cases, in accordance with the anti-dilution adjustment provisions of such warrants. In conjunction with the August 2016 Purchase Agreement, the Issuer, CSC and the other parties to the August 2016 Purchase Agreement also entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register the resale of the shares of Common Stock purchased by CSC and such other purchasers (including the shares issuable upon exercise of the Series F Warrants) under the Securities Act.

Stock Option Grants: In consideration of his services as a director, the Issuer has also granted to SBR a number of stock options pursuant to the Issuer’s equity incentive plans, as follows: (i) a stock option relating to 3,750 shares, exercisable at $8.00 per share, all of which were exercisable as of March 27, 2013; (ii) a stock option relating to 205,344 shares, exercisable at $2.40 per share, granted on November 4, 2013, the exercisability of which vests in 36 equal monthly installments commencing December 4, 2013; (iii) a stock option relating to 34,224 shares, exercisable at $2.90 per share, granted on January 24, 2014, the exercisability of which vests in 12 equal monthly installments commencing February 24, 2014; (v) a stock option relating to 136,784 shares, exercisable at $0.85 per share, granted on November 4, 2014, the exercisability of which vests in 36 equal monthly installments commencing December 4, 2014; (vi) a stock option relating to 48,399 shares, exercisable at $0.36 per share, granted on November 4, 2015, the exercisability of which vests in 36 equal monthly installments commencing December 4, 2015; and (vii) a stock option relating to 88,628 shares, exercisable at $0.37 per share, granted on April 7, 2016, the exercisability of which vests in 12 equal monthly installments commencing May 7, 2016. All of the grants prior to 2016 were made pursuant to the Issuer’s 2005 Stock Option Plan. The April 2016 grant was made pursuant to the Issuer’s 2016 Equity Incentive Plan. All of the stock option grants are evidenced by separate stock option agreements between the Issuer and SBR as of their respective grant dates. As a director designated by CSC, SBR is required to hold any equity compensation received in such capacity for the benefit of CSC. Accordingly, CSC may be deemed to share voting and dispositive control over the shares issuable to SBR pursuant to such stock options.

See also Attachment 1 to this Schedule, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons are held for investment purposes.  Except for the right of CSC to designate one individual to serve on the Issuer’s board of directors pursuant to the terms of the 2010 Purchase Agreement, the Reporting Persons do not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a), (b), (c)

See Item 3, which is incorporated herein by reference.

As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 9,234,174 shares of Common Stock, representing approximately 17.7% of the outstanding shares of Common Stock, of which:

(1)          7,776,737 shares are held by CSC, comprised of: (i) 4,472,905 outstanding shares of Common Stock, (ii) 1,780,625 shares issuable upon exercise of the Series A Warrant, and (iii) 1,523,207 shares issuable upon exercise of the Series D Warrant;

(2)          1,071,427 shares are held by SDS, comprised of: (i) 714,285 outstanding shares of Common Stock, and (ii) 357,142 shares of Common Stock issuable upon exercise of the Series F Warrant; and

(3)          386,010 shares are issuable upon exercise of stock options held by SBR for the benefit of CSC.

SDS and SBR are each co-managing members of CSC and, as such, each holds voting and/or dispositive power over the shares beneficially owned by CSC. Each of SDS and SBR disclaims beneficial ownership of all shares beneficially owned by CSC except to the extent of his respective pecuniary interest therein.

See also Attachment 1 to this Schedule, which is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A          Joint Filing Agreement

Exhibit B          Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 8, 2016

/s/ Steven B. Ruchefsky
Steven B. Ruchefsky

Commercial Street Capital LLC

By:	/s/ Steven B. Ruchefsky
Name:	Steven B. Ruchefsky
Title:	President

S. Donald Sussman

By:	/s/ Christopher J. Melsha
Title:	Attorney-in-Fact

EXHIBIT A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated:      September 8, 2016

/s/ Steven B. Ruchefsky
Steven B. Ruchefsky

Commercial Street Capital LLC

By:	/s/ Steven B. Ruchefsky
Name:	Steven B. Ruchefsky
Title:	President

S. Donald Sussman

By:	/s/ Christopher J. Melsha
Title:	Attorney-in-Fact

EXHIBIT B

Power of Attorney

The undersigned hereby makes, constitutes and appoints Christopher J. Melsha as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, in each case, relating to beneficial ownership of securities of Arno Therapeutics, Inc., on behalf of the undersigned in accordance with Section 13 or Section 16 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of September 1, 2016.

/s/ S. Donald Sussman
S. Donald Sussman

Attachment 1

Reporting Person	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Pct of Class (6)
As of Mar. 27, 2013:
SBR	5,625	(1)	5,625	1,969,178	5,625	1,969,178	1,974,803	31.1%
CSC	1,969,178	(2)	1,969,178	0	1,969,178	0	1,969,178	31.0%
SDS	0		0	1,969,178	0	1,969,178	1,969,178	31.0%

As of Oct. 29, 2013:
SBR	6,875	(1)	6,875	4,475,660	6,875	4,475,660	4,482,535	19.3%
CSC	4,475,660	(3)	4,475,660	6,875	4,475,660	6,875	4,482,535	19.3%
SDS	0		0	4,482,535	0	4,482,535	4,482,535	19.3%

As of Dec. 31, 2014:
SBR	138,058	(1)	138,058	3,267,327	138,058	3,267,327	3,405,385	15.3%
CSC	3,267,327	(4)	3,267,327	138,058	3,267,327	138,058	3,405,385	15.3%
SDS	0		0	3,405,385	0	3,405,385	3,405,385	15.3%

As of Jan. 12, 2016:
SBR	318,900	(1)	318,900	7,289,812	318,900	7,289,812	7,608,712	17.0%
CSC	7,289,812	(5)	7,289,812	318,900	7,289,812	318,900	7,608,712	17.0%
SDS	0		0	7,608,712	0	7,608,712	7,608,712	17.0%

(1)	Represents shares issuable upon the exercise of stock options and warrants held directly by SBR for the benefit of CSC.

(2)	Represents shares held by CSC, comprised as follows: (i) 291,179 shares of outstanding Common Stock, (ii) 520,833 shares issuable upon conversion of the 2012 Debenture, (iii) 115,500 shares issuable upon exercise of the Class A Warrant, (iv) 520,833 shares issuable upon exercise of the Series A Warrant, and (v) 520,833 shares issuable upon exercise of the Series B Warrant.

(3)	Represents shares held by CSC, comprised as follows: (i) 1,596,272 shares of outstanding Common Stock, (ii) 115,500 shares issuable upon the exercise of the Class A Warrant, (iii) 868,055 shares issuable upon exercise of the Series A Warrant, (iv) 520,833 shares issuable upon exercise of the Series B Warrant, (v) 687,500 shares issuable upon exercise of the Series D Warrant, and (vi) 687,500 shares issuable upon exercise of the Series E Warrant.

(4)	Represents shares held by CSC, comprised as follows: (i) 1,596,272 shares of outstanding Common Stock, (ii) 115,500 shares issuable upon the exercise of the Class A Warrant, (iii) 868,055 shares issuable upon exercise of the Series A Warrant, and (iv) 687,500 shares issuable upon exercise of the Series D Warrant.

(5)	Represents shares held by CSC, comprised as follows: (i) 4,472,905 shares of outstanding Common Stock, (ii) 1,531,861 shares issuable upon exercise of the Series A Warrant, and (iv) 1,285,046 shares issuable upon exercise of the Series D Warrant.

(6)	The percent of class beneficially owned is based on the number of shares of Common Stock as disclosed in the Issuer’s reports filed with the Commission as of the dates indicated.

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